SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Ocata Therapeutics, Inc.

(Name of Subject Company (Issuer))

Laurel Acquisition Inc.

an indirect wholly-owned subsidiary of

Astellas Pharma Inc.

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

67457L100

(CUSIP Number of Class of Securities (Underlying Common Stock))

Yoshihiko Hatanaka

President and Chief Executive Officer

Astellas Pharma Inc.

2-5-1, Nihonbashi-Honcho, Chuo-ku

Tokyo 103-8411, Japan

+(81)-3-3244-3000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Scott F. Smith, Esq.

Jack S. Bodner, Esq.

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018-1045

(212) 841-1000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$359,743,766	$36,226.20

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 42,322,796 shares of common stock, par value $0.001 per share, of Ocata, at a purchase price of $8.50 per share. Such number of shares consists of (i) 42,300,462 shares of common stock issued and outstanding as of November 18, 2015, and (ii) 22,334 shares of common stock that are expected to be issuable before the expiration of the Offer under vested options and other rights to acquire shares of common stock.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.0001007 of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the offer by Laurel Acquisition Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Astellas Pharma Inc. (“Astellas”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Ocata Therapeutics, Inc., a Delaware corporation (“Ocata”), at a purchase price of $8.50 per share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2015 (the “Offer to Purchase”), and in the related Form of Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Astellas and the Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answers to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Ocata Therapeutics, Inc. Ocata’s principal executive offices are located at 33 Locke Drive, Marlborough, Massachusetts, 01752. The telephone number at Ocata’s principal executive offices is (508) 756-1212.

(b) This statement relates to the common stock, par value $0.001 per share, of Ocata. Based upon information provided by Ocata, as of the close of business on November 18, 2015, there were an aggregate of 47,968,712 of shares of common stock issued and outstanding, or issuable upon vesting, conversion or exercise of other outstanding securities of Ocata (including stock options, restricted stock units and warrants). The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6 of the Offer to Purchase, entitled “Price Range of the Shares; Dividends on the Shares” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a), (b), (c) This Schedule TO is filed by Astellas and the Purchaser. The information set forth in Section 9 of the Offer to Purchase, entitled “Certain Information Concerning Astellas and the Purchaser” and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a), (b) The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning Astellas and the Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for Ocata; Other Matters” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a), (c)(1)-(7) The information set forth in the “Introduction,” Section 7, entitled “Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations,” Section 12, entitled “Purpose of the Offer; Plans for Ocata; Other Matters,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

(a), (b), (d) The information set forth in Section 10 of the Offer to Purchase, entitled “Source and Amount of Funds,” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company

The information set forth in the “Introduction” and Section 9, entitled “Certain Information Concerning Astellas and the Purchaser,” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used

(a) The information set forth in Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for Ocata; Other Matters,” Section 13, entitled “The Merger Agreement; Other Agreements,” and Section 16, entitled “Fees and Expenses,” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements

(a), (b) Not applicable.

Item 11.	Additional Information

(a)(1) The information set forth in Section 9, entitled “Certain Information Concerning Astellas and the Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

(a)(2), (3) The information set forth in Section 13, entitled “The Merger Agreement; Other Agreements,” Section 14, entitled “Conditions of the Offer” and Section 15, entitled “Certain Legal Matters,” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7 of the Offer to Purchase entitled “Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.

(a)(5) The information set forth in Section 17, entitled “Legal Proceedings,” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits

(a)(1)(A)	Offer to Purchase, dated as of November 19, 2015.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)	English translation of Press Release of Astellas Pharma Inc. filed with the Tokyo Stock Exchange and dated November 10, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Astellas with the SEC on November 10, 2015).

(a)(1)(F)	Joint Press Release of Ocata Therapeutics, Inc. and Astellas Pharma Inc., dated November 10, 2015 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Astellas with the SEC on November 10, 2015).

(a)(1)(G)	English Translation of Investor Presentation of Astellas Pharma Inc., dated November 10, 2015. (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Astellas with the SEC on November 10, 2015).

(a)(1)(H)	Summary Advertisement, as published in the New York Times on November 19, 2015.

(a)(1)(I)	Press Release issued by Astellas, dated November 20, 2015.

(a)(5)(A)	Class Action Complaint, dated November 17, 2015 (Nadle v. Heffernan, et al.).

(d)(1)	Agreement and Plan of Merger, dated as of November 10, 2015, by and among Astellas, the Purchaser and Ocata (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Ocata with the SEC on November 10, 2015).

(d)(2)	Form of Support Agreement(s), dated as of November 10, 2015, which were entered into among Astellas and the Purchaser and each of the directors and executive officers of Ocata (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Ocata with the SEC on November 10, 2015).

(d)(3)	Letter Agreement, dated as of September 4, 2015, by and between Ocata and Astellas.

Item 13.	Information Required By Schedule 13e-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Laurel Acquisition Inc.

By:	/s/ Masao Yoshida
Name:	Masao Yoshida
Title:	President and Chief Executive Officer

Astellas Pharma Inc.

By:	/s/ Yoshihiko Hatanaka
Name:	Yoshihiko Hatanaka
Title:	President and Chief Executive Officer

Date: November 19, 2015

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of November 19, 2015.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)	English translation of Press Release of Astellas Pharma Inc. filed with the Tokyo Stock Exchange and dated November 10, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Astellas with the SEC on November 10, 2015).

(a)(1)(F)	Joint Press Release of Ocata Therapeutics, Inc. and Astellas Pharma Inc., dated November 10, 2015 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Astellas with the SEC on November 10, 2015).

(a)(1)(G)	English Translation of Investor Presentation of Astellas Pharma Inc., dated November 10, 2015. (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Astellas with the SEC on November 10, 2015).

(a)(1)(H)	Summary Advertisement, as published in the New York Times on November 19, 2015.

(a)(1)(I)	Press Release issued by Astellas, dated November 20, 2015.

(a)(5)(A)	Class Action Complaint, dated November 17, 2015 (Nadle v. Heffernan et al.).

(d)(1)	Agreement and Plan of Merger, dated as of November 10, 2015, by and among Astellas, the Purchaser and Ocata (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Ocata with the SEC on November 10, 2015).

(d)(2)	Form of Support Agreement(s), dated as of November 10, 2015, which were entered into among Astellas and the Purchaser and each of the directors and executive officers of Ocata (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Ocata with the SEC on November 10, 2015).

(d)(3)	Letter Agreement, dated as of September 4, 2015, by and between Ocata and Astellas.